UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIANCI INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

35645W106

(CUSIP Number)

Chuah Su Chen

No. 45-2, Jalan USJ 21/10

Subang Jaya 47640

Selangor Darul Ehsan, Malaysia

+60125037322

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	35645W106
1.	Names of Reporting Persons. Chuah Su Chen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 2,000,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 2,000,000-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.56%
14.	Type of Reporting Person (See Instructions) IN

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Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Tianci International, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at No. 45-2, Jalan USJ 21/10, Subang Jaya 47640, Selangor Darul Ehsan, Malaysia.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Chuah Su Mei (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is c/o Tianci International Inc., No. 45-2, Jalan USJ 21/10, Subang Jaya 47640, Selangor Darul Ehsan, Malaysia.

(c) The principal occupation of the Reporting Person is a business woman.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Malaysia.

Item 3.  Source and Amount of Funds or Other Consideration

On August 3, 2017, the Company, ShiFang Wan (“SFW”). Chuah Su Mei and the Reporting Person executed a Stock Purchase Agreement (the “Stock Purchase Agreement”), pursuant to which SFW sold to the Reporting Person and Chuah Su Mei an aggregate of 4,397,837 shares of Common Stock, or approximately 87% of the issued and outstanding Common Stock, at a purchase price of $350,000. The acquisition consummated on August 14, 2017, and 2,000,000 shares of the Company’s common stock were purchased by the Reporting Person (the “Shares”) using her own personal funds. Upon consummation, the sole executive officer and director resigned from all of her positions with the Company, and Chuah Su Mei, the Reporting Person and Yeow Yuen Kai were appointed to serve in the positions set forth next to their names below:

Name	Position
Chuah Su Chen	Director, Secretary and Chief Financial Officer
Chuah Su Mei	Director, Chief Executive Officer and President
Yeow Yuen Kai	Director and Chief Technology Officer

The Reporting Person and Chuah Su Mei are siblings.

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Item 4.  Purpose of Transaction

The acquisition by the Reporting Person of the Shares as described herein was effected because of the belief that the Shares represent an attractive investment. The Reporting Person is engaged in active discussions on behalf of the Company to acquire an operating company in the near future, which operating company may or may not be affiliated with the Reporting Person or the other executive officers of the Company. There can be no assurance that the Company will be successful in acquiring an operating company in the near future, if at all.

Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock.  Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.  The Reporting Person intends to review her investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of her investment in the Company.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 5,054,985 shares of the Common Stock outstanding as of August 11, 2017.

(b)      Chuah Su Chen is the direct owner of 2,000,000 shares of Common Stock (the “Shares”) representing approximately 39.56% of the outstanding shares of Common Stock. Ms. Chuah has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c)      The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Share Exchange Agreement in Item 3 above is hereby incorporated in this Item 6 by reference.  The summary of the Share Exchange Agreement in this Schedule 13D is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is attached hereto as Exhibit 1.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement (1)

(1) Incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2017

/s/ Chuah Su Chen
Chuah Su Chen

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